Patient Safety Technologies, Inc.
100 Wilshire Boulevard, Suite 1500
Santa Monica, CA 90401

July 18, 2006

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (the “Company”)
Initially Filed May 3, 2005
File No. 333-124564

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registration Statement on Form S-3 initially filed with the Commission on May 3, 2005 (File No. 333-124564) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time. Please apply the Company’s filing fee to its account with the Commission.

Thank you for your assistance in this matter.

Patient Safety Technologies, Inc.

By: /s/ Milton “Todd” Ault
Milton “Todd” Ault
Chief Executive Officer